

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
MAR 2 2 2002

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated March 22, 2002

Instrumentarium Corporation
(Translation of Registrant's Name Into English)

Elimâenkatu 22
SF-00510 Helsinki, Finland
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: Stock Exchange Release dated February 22, 2002: "INSTRUMENTARIUM SIGNIFICANTLY STRENGTHENS ITS POSITION IN US CRITICAL CARE PATIENT MONITORING MARKET THROUGH ACQUISITION OF SPACELABS MEDICAL, INC."

INSTRUMENTARIUM SIGNIFICANTLY STRENGTHENS ITS POSITION IN US CRITICAL CARE PATIENT MONITORING MARKET THROUGH ACQUISITION OF SPACELABS MEDICAL, INC.

Helsinki, Finland and Redmond, WA - Instrumentarium (NASDAQ: INMRY) announced today that it has entered into a definitive merger agreement with Spacelabs Medical Inc. (NASDAQ: SLMD), to acquire all of the outstanding common stock of Spacelabs Medical Inc, "Spacelabs", based in Redmond, Washington, USA. The agreement calls for Instrumentarium to pay $ 14.25 in cash per share for Spacelabs, or a total of approximately EUR 160 million subject to potential adjustment at closing. Instrumentarium will fund the acquisition from cash on hand and existing credit facilities.

The agreement has been unanimously approved by the boards of directors of both companies. The agreement is subject to Spacelabs' stockholder approval, regulatory approvals and other closing conditions, and is expected to be completed in or before July 2002.

Sales in the USA in the primarily critical care patient monitoring business of Spacelabs, amounted to approximately EUR 140 million in 2001, with additional sales in excess of EUR 50 million in sales of patient monitoring products to other markets, mostly to critical care. Spacelabs' total sales in 2001 were $ 242 million and it has approximately 1,200 employees.

The business to be acquired will be operated as the Spacelabs Medical division of Instrumentarium, and will continue to directly serve its customers through its existing US sales channel. In international sales to critical care, Spacelabs Medical division will closely co-operate with Datex-Ohmeda's existing sales companies. Both Datex-Ohmeda and Spacelabs Medical division will continue to serve their respective distributors worldwide. The acquisition is not expected to substantially impact the global critical care operations of Datex-Ohmeda in markets outside the USA or the US operations of Datex-Ohmeda in anesthesia. With respect to operating earnings, Instrumentarium maintains its operating financial targets for Datex-Ohmeda previously given for 2002.

Instrumentarium expects to take a one-time net charge in income statement of approximately EUR 50 million during 2002 to cover expected restructuring and other costs. Instrumentarium is also targeting a rapid improvement in operational efficiency in the acquired businesses to return continuing operations to profitability within a short period of time. After giving effect to expected synergies of approximately EUR 40 million in operating costs, one-time charges and some increase in goodwill amortization, the acquisition is expected to be non-dilutive to Instrumentarium's earnings per share after a twelve-month period.

"Instrumentarium has achieved a leading position through Datex-Ohmeda in most of the world's critical care monitoring markets, and as a result of this acquisition, we now extend our leadership globally, to also include the strategically important US market. With an installed base of over 100, 000 monitors worldwide, of which 70, 000 in the USA, and a rich history of innovation in cardiac monitoring, Spacelabs is an excellent complementary business for Instrumentarium", said Olli Riikkala, President and CEO of Instrumentarium.

"We will now have a substantial growth platform for the US patient monitoring market", and following integration of Spacelabs, the acquisition will more than triple Instrumentarium's sales to critical care", CEO Riikkala added.

About Instrumentarium
Instrumentarium Corporation is a leading international medical technology company, operating in Anesthesia and Critical Care (Datex-Ohmeda and Deio), Medical Equipment and Optical Retail. In 2001 Instrumentarium had sales of EUR 1025 million ($ 920 million) and employed approximately 5,300 professionals worldwide. Of Instrumentarium's total sales in 2001, over 90% ere exports and foreign operations, and 70% of revenues were from anesthesia and critical care. As of 21 March 2002, Instrumentarium had a market capitalization of more than EUR 1.4 billion, or in excess of $1.2 billion. Instrumentarium is listed on the Helsinki Exchanges (INS1V.HE) with ADRs listed on the Nasdaq (INMRY). See also www.instrumentarium.com and www.datex-ohmeda.com.

About Spacelabs
Spacelabs Medical is a leading provider of integrated healthcare information systems and instrumentation with a strategic focus on wireless, telemedicine and Internet solutions for healthcare. Spacelabs provides a full range of patient monitoring products and information systems for use in all areas of the hospital. See also www.spacelabs.com.

This new release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 with respect to the proposed acquisition of Spacelabs by Instrumentarium. These statements include statements regarding future growth and the anticipated closing date of the transaction. There is no assurance that any transaction will close. All statements other than statements of historical or current facts regarding future plans, events and prospects are forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "are expected to," "will," "will continue," "should," "would," "seeks," "could," "estimates," "intends," "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Certain factors that could cause actual results to differ materially from expected include delays in completing the transaction, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Instrumentarium and Spacelabs are engaged, changes in the securities markets and changes in the medical device industry. As such, forward-looking statements involve risk and uncertainty because they relate to future events and depend on circumstances that will occur in the future.

Instrumentarium does not undertake, and specifically disclaims, any obligation to release publicly the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

INSTRUMENTARIUM CORPORATION

Olli Riikkala Matti Salmivuori

DISTRIBUTION
The Helsinki Exchanges
Media

Further information:
Sean Donovan, Instrumentarium Corporation, Director, Investor Relations
Tel. +358 10 394 3645
Richard Atkin, Datex-Ohmeda North America, President and CEO
Tel. +1 608 221 1551, ext. 3129

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: March 22, 2002

By: 
Matti Salmivuori
Chief Executive Officer

Date: March 22, 2002

By: 
Juhani Lassila
Group Treasurer